

Mail Stop 3720

June 26, 2007

Robert J. Skandalaris
Chairman and Chief Executive Officer
Oakmont Acquisition Corp.
33 Bloomfield Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

      Re: Oakmont Acquisition Corp.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed June 18, 2007
              File No. 0-51423

Dear Mr. Skandalaris:

       We have reviewed your revised filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Q & A's About the Proposals, page 1

1.   We note the added disclosure in this section and on page 44 that Brooke Corp. intends on purchasing 850,000 shares of Oakmont common stock and vote in favor of the transaction in order to increase the likelihood of the merger, similar to the intentions of other Oakmont and Brooke Credit insiders. Please clearly disclose the total number, in both real and percentage terms, of shares to be voted in favor of the merger by Oakmont, Brooke Corp. and insiders of Brooke Corp. and Brooke Credit.

2.   Our records indicate that Mr. Skandalaris and his affiliates have not made the necessary filings on Schedule 13D to report the acquisition of 500,000 shares of Oakmont common stock on May 17, 2007. While the staff recognizes that counsel for the company does not represent Mr. Skandalaris and his affiliates, please advise them to file a Schedule 13D

immediately. Also have the parties provide written confirmation of their understanding that the filing of Schedule 13D at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future. Please also remind Brooke Corp. of its obligation to report the acquisition of 850,000 shares of Oakmont common stock on Schedule 13D in accordance with Rule 13d-1. Furthermore, and with a view toward disclosure, please advise us of the circumstances surrounding Brooke Corp.'s decision to purchase these shares in order to increase the likelihood of consummation of the merger, including whether Brooke Corp. engaged in any discussions with Mr. Skandalaris or other Oakmont insiders and representatives about the upcoming shareholder vote. In this regard, your response should address whether these parties agreed to act together for the purpose of acquiring, holding, voting or disposing of shares of Oakmont common stock, thus triggering a requirement to file a beneficial ownership report under Regulation 13D/G. See Rule 13d-5(b).

Oakmont's Board of Directors' Reasons for the Approval of the Merger, page 30

3.   We note your revisions in response to comment five from our letter of June 12, 2007, that Oakmont's directors compared the ratios listed on page 31 "to their respective understandings of what were then current ratios indicating fair value for the business." Clarify what you mean by "then current ratios indicating fair value for the business" and the basis for the board's understandings with respect to those current ratios.

4.   We reissue comment six from our letter of June 12, 2007. We note your added disclosure that "the Oakmont board did not consider the impact of the proposed Brooke Credit transaction on Morgan Joseph" but that was not the issue presented by the staff. Instead, we requested detailed disclosure with respect to the consideration the board gave to this potentially negative factor and how it determined that the proposed merger was in the best interests of Oakmont's stockholders in spite of this factor. If you meant to convey that the board did not consider Morgan Joseph's potential conflicts of interest as part of its determination that the merger was in the best interests of Oakmont's stockholders, then please revise to so state.

Satisfaction of the 80% Test, page 32

5.   Revise to clearly state, if true, that the Oakmont board determined Brooke Credit's fair market value solely based on the consideration being paid in the merger, which in turn was based on the combined stockholders' equity, or book value, of the two companies.

Gain on Sales of Notes Receivables, page 60

6.   We note your response to prior comment 11. You disclose in the last paragraph that the fair value of cash reserves is "calculated by estimating the net present value…using an assumed discount rate, prepayment speed and credit loss percentage." You also disclose in Note 1(h), Securities, on page FS-9, that the "fair value of the cash reserves has been estimated at the cash value of the reserve account." Please revise or advise.

7.   Additionally, we note that your disclosure in Note 1(h), Securities, on page FS-9 that the "amount of gain or loss recorded on the sale of notes receivable to qualifying special purpose entities depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer." As previously requested, please:

   • Disclose all the components (including servicing asset, servicing liability, cash reserve, over-collateralization and proceeds) involved in the determination of the gain or loss on the sale of notes receivable to a qualifying special purpose entity (securitization).
   • Provide us with an illustration of how the gain was determined including the journal entries.
   • Define net proceeds (as distinguished from cash proceeds) and describe how these proceeds impact your gain calculation.

8.   We note your response to prior comment 12 and your disclosures on page FS-15 and FS-43. It appears to us that the caption "Proceeds from SPEs in connection with new loan sales in SPEs" includes the over-collateralization and cash reserves on loans sold. For example, you disclose that the 2005 total loans sold was $105,104,000 and the fair value of the cash reserves retained interest was $18,201,000 at December 31, 2005. Please revise your tabular disclosures to exclude the over-collateralization and cash reserves or tell us why it is appropriate to include them in the tabular disclosures.

9.   Additionally, please tell us how "Proceeds reinvested by the Company in SPEs (retained equity interest)" relate to "proceeds from *collections* reinvested in (revolving-period) securitizations" disclosure under paragraph 17h.(4) of SFAS 140.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, pages 97-98, 100-101
Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 99 and 102

10.   We note your response to prior comment 14 and footnote (g). Please tell us why the
        $500,000 increase in the servicing fee payable to Brooke Corporation as disclosed on page
        43 is not reflected in the pro forma condensed consolidated statement of operations. Refer
        to Rule 11-01(b)(6) of Regulation S-X.

1(a). Organization, page FS-7

11.   We note your response to prior comment 17. Citing the appropriate accounting guidance,
        please tell us the nature and basis for the $3,251 million "deemed paid and returned to the
        issuer as a capital contribution."

1(h). Securities, page FS-9

12.   Please see the third paragraph. Tell us why it is appropriate to determine the fair value of
        the over-collateralization interest in the loans sold to the QSPE that have issued asset-
        backed securities based on the par value of the underlying loans less the asset-backed
        securities sold. Also, tell us why it is appropriate to determine the fair value of the over-
        collateralization interest in the loans sold to the QSPE that have secured debt based on the
        present value of future expected cash flows. Include in your response references to the
        appropriate accounting literature.

2. Notes and Interest Receivable, Net, page FS-13

13.   We note your response to prior comment 22. Please refer to the servicing asset and liability
        disclosures on pages 61 and 82. Disclose here and all applicable pages that the servicing
        expense represents the adequate compensation as determined by the market.

14.   Additionally, please refer to the explanation of Column D. Please confirm to us that the
        unrealized loss represents the cumulative unrealized loss for Pool I and II. If not, tell us
        why the cumulative unrealized loss is not considered in determining the amount of the
        impairment.

15.   We note your response to prior comment 23. Please tell us why you use the average of
        short-term (30 to 180 days) and long-term Treasury rates to determine the risk-free rate on a

loan portfolio with an average term of 10-15 years. Also, tell us what constitutes a long term composite rate.

16.   Please refer to your response to prior comment 24 and the related disclosure on page FS-13. We note your disclosure stating that notes sold at December 31, 2006 "consisted of $167,860,000 sales in securitizations. $150,405,000 sales in participations…" Tell us how the $167,860,000 sales in securitizations relate to the sum total of loans sold in April 2003, November 2003, June 2004, March 2005, December, 2005 and July 2006. Please update your disclosure page FS-43 to correct any rollforward discrepancies after accounting for the 2007 securitization transaction.

*****

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

        You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                Michele M. Anderson
                                                Legal Branch Chief

cc: Thomas E. Hartman, Esq.
        Foley & Lardner
        Via Facsimile: (313) 234-2800